June 26, 2009
VIA EDGAR
Larry M. Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-6010

Re:	Ideation Acquisition Corp.
Form 10-K for the Fiscal Year ended December 31, 2008
Filed March 20, 2009
File No. 001-33800
Dear Mr. Spirgel:
On behalf of Ideation Acquisition Corp. (the “Company”), we hereby respond to the Staff’s comment letter, dated June 23, 2009, regarding the above-referenced Form 10-K. Please note that, for the Staff’s convenience, we have recited the Staff’s comments in boldface type and provided our response to each comment immediately thereafter.
Form 10-K for the Fiscal Year ended December 31, 2008
Part II. Item 9A. Control and Procedures, page 40
1.	Please amend your Form 10-K to also disclose the conclusion of your principal executive officer regarding the effectiveness of the company’s disclosure controls and procedures as of the end of the period covered by the report. We note that your current disclosure only discusses the conclusion of your principal financial officer. Refer to Item 307 of Regulation S-K.

In response to the Staff’s comment, we filed an amended Form 10-K on June 26, 2009.

Larry M. Spirgel
Assistant Director
United States Securities and Exchange Commission

2.	Please also amend your Form 10-K to include the disclosure required by Item 308T(a)(2) of Regulation S-K regarding the framework used by management to evaluate the effectiveness of the company’s internal controls, and the disclosure required by Item 308T(a)(3) of Regulation S-K regarding management’s assessment of the effectiveness of the company’s internal control over financial reporting as of the end of the company’s most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective.

In response to the Staff’s comment, we filed an amended Form 10-K on June 26, 2009.
Signature page
3.	Please revise the amended Form 10-K to identify the individual signing the Form 10-K as your controller or principal accounting officer. See General Instruction D.(2)(a) to Form 10-K.

In response to the Staff’s comment, we filed an amended Form 10-K on June 26, 2009.
*     *     *
In connection with responding to the Commission’s comments, the Company acknowledges the following:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe the responses provided above fully address the Staff’s comments. If you have any questions, please call me at (305) 982-5581.

Sincerely,

AKERMAN SENTERFITT

Michael Francis
For the Firm

Larry M. Spirgel
Assistant Director
United States Securities and Exchange Commission

cc:	U.S. Securities and Exchange Commission
Jay Knight, Staff Attorney

U.S. Securities and Exchange Commission
Kenya Wright Gumbs, Staff Accountant

U.S. Securities and Exchange Commission
Robert S. Littlepage Jr., Accountant Branch Chief

Ideation Acquisition Corp.
Robert N. Fried, Chief Executive Officer
Rao Uppaluri, Treasurer